Confidential Treatment Requested by FedEx Freight Holding Company, Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on November 14, 2025.
This registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

FedEx Freight Holding Company, Inc.
(Exact name of registrant as specified in its charter)

Delaware	39-3560171
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8285 Tournament Drive Memphis, Tennessee	38125
(Address of principal executive offices)	(Zip Code)
(901) 818-7500
(Registrant’s telephone number)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.10 per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by FedEx Freight Holding Company, Inc.
Pursuant to 17 C.F.R. Section 200.83
EXPLANATORY NOTE
FedEx Freight Holding Company, Inc. is omitting its historical unaudited consolidated financial statements for each of the three months ended August 31, 2025 and August 31, 2024 because they relate to historical periods that it believes will not be required to be included in this registration statement at the time of the initial public filing of the registration statement. FedEx Freight Holding Company, Inc. intends to amend this registration statement to include all financial information required by Regulation S-X at the date of such public filing, at least 15 days prior to the anticipated effective date of the registration statement.

Confidential Treatment Requested by FedEx Freight Holding Company, Inc.
Pursuant to 17 C.F.R. Section 200.83
FEDEX FREIGHT HOLDING COMPANY, INC.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “Information Statement”). None of the information contained in the Information Statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.
Business.

The information required by this item is contained under the sections of the Information Statement entitled “Information Statement Summary,” “The Spin-Off,” “Our Business,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” “Certain Relationships and Related Person Transactions,” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.
Risk Factors.

The information required by this item is contained under the sections of the Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.
Item 2.
Financial Information.

The information required by this item is contained under the sections of the Information Statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” and “Index to Consolidated Financial Statements” and the financial statements and related notes referenced therein. Those sections are incorporated herein by reference.
Item 3.
Properties.

The information required by this item is contained under the section of the Information Statement entitled “Our Business — Properties.” That section is incorporated herein by reference.
Item 4.
Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the Information Statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.
Directors and Executive Officers.

The information required by this item is contained under the section of the Information Statement entitled “Management.” That section is incorporated herein by reference.
Item 6.
Executive Compensation.

The information required by this item is contained under the sections of the Information Statement entitled “Management — Compensation Committee Interlocks and Insider Participation,” “Director Compensation,” and “Compensation Discussion and Analysis.” Those sections are incorporated herein by reference.
Item 7.
Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the Information Statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by FedEx Freight Holding Company, Inc.
Pursuant to 17 C.F.R. Section 200.83
Item 8.
Legal Proceedings.

The information required by this item is contained under the sections of the Information Statement entitled “Our Business — Legal Proceedings” and Note 12, “Contingencies” to the consolidated financial statements. Those sections are incorporated herein by reference.
Item 9.
Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the Information Statement entitled “The Spin-Off,” “Dividend Policy,” “Capitalization,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.
Item 10.
Recent Sales of Unregistered Securities.

The information required by this item is contained under the section of the Information Statement entitled “Description of Our Capital Stock — Sale of Unregistered Securities.” That section is incorporated herein by reference.
Item 11.
Description of Registrant’s Securities to Be Registered.

The information required by this item is contained under the sections of the Information Statement entitled “The Spin-Off,” “Dividend Policy,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.
Item 12.
Indemnification of Directors and Officers.

The information required by this item is contained under the section of the Information Statement entitled “Description of Our Capital Stock — Limitation on Liability of Directors and Indemnification of Directors and Officers.” That section is incorporated herein by reference.
Item 13.
Financial Statements and Supplementary Data.

The information required by this item is contained under the sections of the Information Statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Index to Consolidated Financial Statements” and the financial statements and related notes referenced therein. Those sections are incorporated herein by reference.
Item 14.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.
Item 15.
Financial Statements and Exhibits.

(a)
Financial Statements

The information required by this item is contained under the sections of the Information Statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Index to Consolidated Financial Statements” and the financial statements and related notes referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by FedEx Freight Holding Company, Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)
Exhibits

The following documents are filed as exhibits hereto:
Exhibit Numbers	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between FedEx Corporation and the registrant.*
3.1	Form of Certificate of Incorporation of the registrant.*
3.2	Form of Bylaws of the registrant.*
10.1	Form of Transition Services Agreement by and between FedEx Corporation and the registrant.*
10.2	Form of Tax Matters Agreement by and between FedEx Corporation and the registrant.*
10.3	Form of Employee Matters Agreement by and between FedEx Corporation and the registrant.*
10.4	Form of Intellectual Property Cross-License Agreement by and among FedEx Corporation, Federal Express Corporation, FedEx Dataworks, Inc., and the registrant.*
10.5	Form of Trademark License Agreement by and between Federal Express Corporation and the registrant.*
10.6	Form of Stockholder and Registration Rights Agreement by and between FedEx Corporation and the registrant.*
10.7	Form of Indemnification Agreement.*
21.1	Subsidiaries of the registrant.*
99.1	Information Statement of the registrant, preliminary and subject to completion, dated November 14, 2025.
99.2	Form of Notice of Internet Availability of Information Statement Materials.*

*
To be filed by amendment.

Confidential Treatment Requested by FedEx Freight Holding Company, Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
FedEx Freight Holding Company, Inc.
By: Name: Title:
Date: